UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                    FORM F-N
                   APPOINTMENT OF AGENT FOR SERVICE OF PROCESS
                     BY FOREIGN BANKS AND FOREIGN INSURANCE
                COMPANIES AND CERTAIN OF THEIR HOLDING COMPANIES
                AND FINANCE SUBSIDIARIES MAKING PUBLIC OFFERINGS
                       OF SECURITIES IN THE UNITED STATES

GENERAL INSTRUCTIONS

I. Form F-N shall be filed with the Commission in connection with the filing of a registration statement under the Securities Act of 1933 by:

     1. a foreign issuer that is a foreign bank or foreign insurance company excepted from the definition of an investment company by rule 3a-6[17 CFR 270.3a-6] under the Investment Company Act of 1940 (the "1940 Act");

     2. a foreign issuer that is a finance subsidiary of a foreign bank or foreign insurance company, as those terms are defined in rule 3a-6 under the 1940 Act, if such finance subsidiary is excepted from the definition of investment company by rule 3a-5 [17 CFR 270.3a-5] under the 1940 Act; or

     3. a foreign issuer that is excepted from the definition of investment company by rule 3a-1 [17 CFR 270.3a-1] under the 1940 Act because some or all of its majority-owned subsidiaries are foreign banks or foreign insurance companies excepted from the definition of investment company by rule 3a-6 under the 1940 Act.

II. Notwithstanding paragraph (I), the following foreign issuers are not required to file Form F-N:


     1. a foreign issuer that has filed Form F-X [17 CFR 239.42] under the Securities Act of 1933 with the Commission with respect to securities being offered; and

     2. a foreign issuer filing a registration statement relating to debt securities or non-voting preferred stock that has on file with the Commission a currently accurate Form N-6C9 [17 CFR 274.304, rescinded] under the 1940 Act.

III. Six copies of the Form F-N, one of which shall be manually signed, shall be filed with the Commission at its principal office. A Form F-N filed in connection with any other Commission form should not be bound together with or be included only as an exhibit to, such other form.

     A.   Name of  issuer  or  person  filing:  Flagstone  Reinsurance  Holdings
          Limited                               --------------------------------
          -------


     B.   This is (select one):

           X an original filing for the Filer
           --
           __ an amended filing for the Filer


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     C.   Identify  the  filing in  conjunction  with  which  this Form is being filed: Name of registrant Flagstone Reinsurance Holdings Limited
                                     --------------------------------------

          Form type Form S-8
                    --------

          File Number (if known) 333-146425
                                 ----------

          Filed by Flagstone Reinsurance Holdings Limited
                  --------------------------------------

          Date Filed (if filed concurrently, so indicate) October 1, 2007,
          filed concurrently                             ----------------

     D. The Filer is incorporated or organized under the laws of (Name of the jurisdiction under whose laws the filer is organized or incorporated)
           Bermuda
           -------
          and has its principal place of business at (Address in full and telephone number) Crawford House; 23 Church Street; Hamilton HM 11;
                            -------------------------------------------------
          Bermuda; telephone: (441) 278-4300
          ----------------------------------

     E.   The Filer designates and appoints (Name of United States
          person serving as agent) CT Corporation System
                                   ---------------------
          located at (Address in full in the United States and telephone number) 111 Eighth Avenue; 13th Floor; New York, New York 10011;
          --------------------------------------------------------
          telephone: (212) 590-9331
          -------------------------
          as agent of the Filer upon whom may be served any process, pleadings, subpoenas, or other papers in:

          (a) any investigation or administrative proceeding conducted by the Commission, and

          (b) any civil suit or action brought against the Filer or to which the Filer has been joined as defendant or respondent, in any appropriate court in any place subject to the jurisdiction of any state or of the United States or any of its territories or possessions or of the District of Columbia, arising out of or based on any offering made or purported to be made in connection with the securities registered by the Filer on Form (Name of Form) S-8 filed on (Date) October 1, 2007
                         ---                 ---------------
          or any purchases or sales of any security in connection therewith. The Filer stipulates and agrees that any such civil suit or action or administrative proceeding may be commenced by the service of process upon, and that service of an administrative subpoena shall be effected by service upon, such agent for service of process, and that the service as aforesaid shall be taken and held in all courts and administrative tribunals to be valid and binding as if personal service thereof had been made.

     F. Each person filing this Form stipulates and agrees to appoint a successor agent for service of process and file an amended Form F-N if the Filer discharges the Agent or the Agent is unwilling or unable to accept service on behalf of the Filer at any time until six years have elapsed from the date of the Filer's last registration statement or report, or amendment to any such registration statement or report, filed with the Commission under the Securities Act of 1933 or Securities Exchange Act of 1934. Filer further undertakes to advise the

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

          Commission promptly of any change to the Agent's name or address during the applicable period by amendment of this Form referencing the file number of the relevant registration form in connection with which the amendment is being filed.


     G. Each person filing this form undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to the securities registered to the form referenced in paragraph E or transactions in said securities.

The Filer certifies that it has duly caused this power of attorney, consent, stipulation and agreement to be signed on its behalf by the undersigned, thereunto duly authorized, in the

City of Hamilton, Country of Bermuda

this lst day of October, 2007
Filer:
FLAGSTONE REINSURANCE HOLDINGS LIMITED

By: /s/Anthony Philip
    -----------------
   Name:  Anthony Philip
   Title: Corporate Secretary

This statement has been signed by the following person in the capacity and on the date indicated.

                                            CT CORPORATION SYSTEM

                                            By: /s/Hillary England
                                                 -----------------
                                                Name:  Hillary England
                                                Title: Assisitant Secretary
                                                Date:  October 1, 2007

Instructions:

1. The power of attorney, consent, stipulation and agreement shall be signed by the Filer and its authorized Agent in the United States.

2. The name of each person who signs Form F-N shall be typed or printed beneath his signature. Where any name is signed pursuant to a board resolution, a certified copy of the resolution shall be filed with each copy of the Form. If any name is signed pursuant to a power of attorney, a manually signed copy of each power of attorney shall be filed with each copy of the Form.



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